Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated April 10, 2014

J.P.Morgan

# J.P. Morgan Income Focus Efficiente DS 4 Index

## Performance Update - April 2014



### OVERVIEW

The J.P. Morgan Income Focus Efficiente DS 4 Index (the "Index") provides dynamic exposure to a diverse universe of income-oriented assets while targeting an annualized volatility of 4% on a daily basis. The Index employs the same framework based on momentum and modern portfolio theory that underlies J.P. Morgan's family of Efficiente indices, to determine a monthly asset allocation ("**Monthly Reference Portfolio**") that targets 4% volatility. In addition to the monthly asset selection process, the Index targets the 4% volatility on a daily basis by varying the exposure the Index takes to the Monthly Reference Portfolio daily.

### Hypothetical and Historical Performance* - March 31, 2004 to March 31, 2014


J.P. Morgan Income Focus Efficiente DS 4 Index
Barclays Aggregate Index (Excess Return)**
200
150
100
50
Mar-04
Mar-06
Mar-08
Mar-10
Mar-12
Mar-14

### Recent Historical Index Performance, as of March 31, 2014

| Month | Historical Return* |
|---|---|
| March 2014 | 0.09% |
| February 2014 | 1.72% |
| January 2014 | -0.09% |
| **Year to Date** | **1.72%** |

### Key Features of the Index

- Exposure to income-oriented ETFs: the Index provides dynamic exposure to a diverse range of income-oriented exchange-traded funds ("ETFs") representing U.S. Treasuries, U.S. Treasury Inflation Protected Securities ("TIPS"), investment grade bonds, higher yielding bonds (high yield corporate and emerging market bonds), dividend-themed stocks, preferred stocks and real estate)
- Monthly asset selection: the Index employs J.P. Morgan's Efficiente methodology, which is based on momentum and modern portfolio theory, to allocate on a monthly basis to the Monthly Reference Portfolio with a target annualized volatility of 4% or less over the preceding three months
- Dynamic daily exposure: the Index aims to target the volatility of 4% on a daily basis by overlaying onto the Efficiente framework a mechanism that varies the exposure the Index takes to the Monthly Reference Portfolio on a daily basis based on historical volatility. The exposure ranges from 0% to 150%, increasing when the volatility of the portfolio decreases and decreasing when the volatility increases. Accordingly, ff the volatility of the synthetic portfolio is less than the target volatility of 4%, the Index employs leverage, subject to the maximum exposure of 150%
- Potential hedge against inflation: the universe of assets includes Treasury Inflation Protected Securities as well as real estate, which we believe can be viewed as providing a hedge against inflation
- Potential hedge in a rising rate environment: because the Index employs a momentum strategy that aims to allocate to the assets with the strongest historical performance (subject to volatility and other constraints), if rates were to increase in a gradual manner, all else being equal, we believe that the Index would allocate away from the assets that are most sensitive to rising interest rates (and therefore may be declining) and towards assets with the least sensitivity to rising rates
- Excess return index: the Index is an excess return index and reflects the weighted performance of its underlying assets (including reinvested dividends for the ETF Underlyings) in excess of the performance of the Cash Index
- Index adjustments: the Index levels incorporate the daily deduction of a fee of 0.75% per annum and are published on Bloomberg under the ticker IEJPRC4E.

### Recent Composition of the Monthly Reference Portfolio

| | Medium Term Treasuries Basket | Long Term Treasuries Basket | Treasury Inflation Protected Securities Basket | Core Bond (Passive) Basket | Core Bond (Active) Basket | Investment Grade Corporate Bonds Basket | High Yield Corporate Bonds Basket | Emerging Markets Bonds Basket | Dividend Stock Basket | Preferred Stock Basket | Real Estate Basket | Cash (Active) Basket | Cash Basket |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apr-14 | 0.0% | 20.0% | 0.0% | 5.0% | 10.0% | 15.0% | 0.0% | 20.0% | 0.0% | 10.0% | 20.0% | 0.0% | 0.0% |
| Mar-14 | 0.0% | 20.0% | 5.0% | 0.0% | 0.0% | 20.0% | 20.0% | 0.0% | 0.0% | 10.0% | 20.0% | 5.0% | 0.0% |

Note: Past performance is not indicative of future returns.

* Because the Index did not exist prior to July 23, 2012, all retrospective levels provided in the graph above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.

** The "Barclays Aggregate Bond Index (Excess Return)" and the "iShares Barclays 7-10 Year Treasury Bond Fund (Excess Return)" are hypothetical excess return versions of the Barclays Aggregate Bond Index and the Treasury Bond Fund, respectively. The "hypothetical excess return version" of an asset refers to a hypothetical index or fund constructed from the returns of such asset with the returns of the Cash Index deducted. There is no guarantee that the Index will outperform the Barclays Capital Aggregate Index (Excess Return) or the Treasury Bond Fund (Excess Return) during the term of any investment linked to the Index.

April 09, 2014